  Exhibit 99.9

Treasury Board and Department of Finance

Economic and Fiscal Update
Second Quarter 2018–2019

Economic and Fiscal Update
Second Quarter 2018–2019

Published by:
Treasury Board and Department of Finance
Government of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance
December 2018

Translation:
Translation Bureau, Service New Brunswick

ISBN 978-1-4605-1884-7

Think Recycling!

2018 Economic Update

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The International Monetary Fund (IMF) is projecting slower global economic growth than was projected in April, resulting in their revised forecast standing at 3.7 per cent for 2018. Some key factors linked to the lower outlook are trade tensions and slower growth in emerging markets.

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After a 2.2 per cent increase in the first quarter, the U.S. real GDP increased at an annual rate of4.2 per cent in the second quarter, mainly driven by a rise in personal consumption expenditures and higher exports. Moreover, the IMF is projecting growth in the U.S. of 2.9 per cent for 2018.

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The Bank of Canada (BoC) anticipates growth of 2.1 per cent in 2018. Solid gains in both foreign and domestic demand, and continuing favourable financial conditions will be the key drivers.

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The Department of Finance projects real GDP growth for New Brunswick of 1.1 per cent for 2018. This is consistent with the 1.0 per cent growth rate consensus among private sector forecasters.

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Labour market conditions continue to show modest growth. Employment is up by 0.4 per cent for the January-October period.

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Average weekly earnings are up 3.2 per cent on a year-to-date basis due to gains in the service producing industries. The national average weekly earnings are up 2.9 per cent.

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Domestic exports have increased 11.8 per cent so far this year. Advances were mainly driven by gains in energy products, and basic and industrial chemical, plastic and rubber products.

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Manufacturing sales are up by 11.6 per cent on a year-to-date basis, caused by gains in both the non-durable goods industries and the durable goods industries. Wood product manufacturing shows continued strength, posting growth of 30.8 per cent.

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Housing starts in the province have increased2.3 per cent through the first three quarters of the year, while investment in non-residential building construction has increased by 18.7 per cent.

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Consumer inflationin the province has averaged 2.3 per cent so far this year, slightly lower than the national rate of 2.4 per cent.

2018–2019 Fiscal Update

Based on second quarter information, there is a projected deficit of $131.4 million for 2018–2019. This is an improvement of $57.3 million compared to the budgeted deficit of
$188.7 million.

Second Quarter Fiscal Summary
($ Millions)	2018–2019 Budget	2018–2019 2nd Quarter Projection	Variance from Budget
Revenue	9,427.3	9,578.9	151.7
Expense	9,616.0	9,710.4	94.4
Surplus (Deficit)	(188.7)	(131.4)	57.3

Net debt is projected to increase by $337.8 million, an improvement of $34.5 million from budget. Net debt is projected to reach $14.3 billion by March 31, 2019.

Revenue:

Revenue is $151.7 million higher than budget. The major variances include:

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Corporate Income Tax revenue is up $91.1 million due to the anticipated improvement to both in-year and prior-year revenue reflecting stronger than expected 2017 assessments and a higher forecast of national corporate taxable income.

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Conditional Grants are up $56.5 million mainly due to projected recoveries under the Disaster Financial Assistance program and the new Healthy Seniors Pilot Project.

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Personal Income Tax revenue is up $39.0 million from budget due to a strengthened forecast base and an anticipated positive prior-year adjustment related to the 2017 taxation year.

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Unconditional Grants are up $29.8 million to reflect official federal estimates for the Canada Health Transfer and the Canada Social Transfer, including the positive impact of revised population estimates based upon the 2016 Census.

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Sale of Goods and Services is up $6.3 million mainly due to increased projections of revenue from the Regional Health Authorities and Department of Health recovery levy, as well as various other accounts across departments.

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Return on Investment is down $45.6 million mainly as a result of lower net income being projected by the New Brunswick Power Corporation. This is due to a lower-than-planned rate increase, a delay in the implementation of this increase, as well as higher in-and-out- of-province fuel and purchased power costs.

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Capital Revenue is down $13.4 million as a result of lower recoveries due to changes in the timing of work under the New Building Canada Fund.

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Tobacco Tax is down $10.0 million due to lower than projected volumes.

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Special Operating Agencies revenue is down $7.1 million mainly due to the timing of projects being completed.

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Cannabis-related revenue is down $3.9 million to reflect the October 17, 2018 legalization date. This includes reductions in the projected Cannabis Duty, revenues from the Cannabis Management Corporation, and the Cannabis Education and Awareness Fund.

Expense:

Total expenses are projected to be over budget by $94.4 million. The major variances include the following:

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Justice and Public Safety is $67.2 million over budget mainly due to expenses incurred under the Disaster Financial Assistance program primarily associated with the 2018 spring flood. These expenses are offset to a large extent by federal recoveries.

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Social Development is $36.6 million over budget mainly due to the high costs in the Disability Support Services program, Child Welfare Services program, Housing program, and expenses in the Aging Secretariat Program (offset by federal revenue from the Healthy Seniors Pilot Project).

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Special Purpose Accounts are over budget by $15.6 million mainly due to the reallocation of various projects from the Capital Budget to the Climate Change Fund. This is partially offset by lower Capital Account expense.

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Post-Secondary Education, Training and Labour is $7.2 million over budget mainly due to additional expenditures in the Student Financial Assistance program.

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Other Agencies are $3.0 million over budget mainly due to increased expenditures associated with several consolidated entities (offset by an increase in revenue).

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Amortization Expense is $2.7 million under budget mainly due to implementation delays in various projects.

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General Government is under budget by $6.5 million mainly due to lower than expected expenses in Supplementary Funding Provision and Pension and Employee Benefits.

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Service of the Debt is $10 million lower primarily due to higher interest income earned.

PROVINCE OF NEW BRUNSWICK
FISCAL UPDATE
Thousands
$

		2018–2019	2018–2019	Variance
	2018–2019	1st Quarter	2nd Quarter	from
	Budget	Projection	Projection	Budget
Revenue
Ordinary Account	8,946,303.00	9,033,020.00	9,121,659.00	175,356.00
Capital Account	48,264.00	44,121.00	34,903.00	(13,361.00)
Special Purpose Account	117,289.00	118,526.00	114,073.00	(3,216.00)
Special Operating Agencies	124,198.00	118,848.00	117,076.00	(7,122.00)
Sinking Fund Earnings	191,200.00	191,200.00	191,200.00	0
Total Revenue	9,427,254.00	9,505,715.00	9,578,911.00	151,657.00

Expense
Ordinary Account	8,773,358.00	8,840,815.00	8,867,260.00	93,902.00
Capital Account	153,502.00	147,967.00	139,763.00	(13,739.00)
Special Purpose Account	86,099.00	101,305.00	101,728.00	15,629.00
Special Operating Agencies	117,635.00	120,844.00	118,913.00	1,278.00
Amortization of Tangible Capital Assets	485,398.00	482,173.00	482,688.00	(2,710.00)
Total Expense	9,615,992.00	9,693,104.00	9,710,352.00	94,360.00

Surplus (Deficit)	(188,738.00)	(187,389.00)	(131,441.00)	57,297.00

CHANGE IN NET DEBT
Thousands
$

		2018–2019	2018–2019	Variance
	2018–2019	1st Quarter	2nd Quarter	from
	Budget	Projection	Projection	Budget
Net Debt - Beginning of Year	(14,099,847.00)	(14,099,847.00)	(13,926,249.00)	173,598.00

Changes in Year

Surplus (Deficit)	(188,738.00)	(187,389.00)	(131,441.00)	57,297.00
Investments in Tangible Capital Assets	(668,993.00)	(680,199.00)	(689,086.00)	(20,093.00)
Amortization of Tangible Capital Assets	485,398.00	482,173.00	482,688.00	(2,710.00)
(Increase) Decrease in Net Debt	(372,333.00)	(385,415.00)	(337,839.00)	34,494.00
Net Debt - End of Year	(14,472,180.00)	(14,485,262.00)	(14,26,088)	208,092.00

At second quarter, Net Debt - Beginning of Year has been updated to reflect the ending net debt that was published in the 2017–2018 Consolidated Financial Statements (Public Accounts Volume I).

APPENDIX A

ORDINARY ACCOUNT REVENUE BY SOURCE
Thousands
$

		2018–2019	2018–2019	Variance
	2018–2019	1st Quarter	2nd Quarter	from
	Budget	Projection	Projection	Budget
Taxes
Personal Income Tax	1,682,000	1,702,000	1,721,000	39,000
Corporate Income Tax	311,800	311,800	402,900	91,100
Metallic Minerals Tax	1,900	1,900	1,900	-
Provincial Real Property Tax	514,750	514,750	518,000	3,250
Harmonized Sales Tax: net of credit	1,492,500	1,492,500	1,492,500	-
Gasoline and Motive Fuels Tax	248,600	248,600	246,600	(2,000)
Tobacco Tax	156,000	152,000	146,000	(10,000)
Pari-Mutuel Tax	500	500	500	-
Insurance Premium Tax	57,600	59,600	59,600	2,000
Real Property Transfer Tax	25,000	28,000	28,000	3,000
Financial Corporation Capital Tax	27,000	27,000	27,000	-
Cannabis Duty	6,000	3,600	3,600	(2,400)
Penalties and Interest.	13,000	13,000	13,000	-
Subtotal - Taxes	4,536,650	4,555,250	4,660,600	123,950

Return on Investment	264,235	263,451	218,652	(45,583)
Licences and Permits	158,479	160,900	161,010	2,531
Sale of Goods and Services	448,125	453,155	454,455	6,330
Royalties	69,730	69,730	69,730	-
Agency Revenues	160,900	161,100	161,100	200
Fines and Penalties	6,804	6,804	6,804	-
Miscellaneous.	91,578	92,598	93,038	1,460
Total - Own Source Revenue	5,736,501	5,762,988	5,825,389	88,888

Unconditional Grants – Canada
Fiscal Equalization Payments	1,873,898	1,873,898	1,873,898	-
Canada Health Transfer	791,900	791,900	813,669	21,769
Canada Social Transfer	290,600	290,600	298,662	8,062
Other	1,866	1,866	1,866	-
Subtotal - Unconditional Grants – Canada	2,958,264	2,958,264	2,988,095	29,831

Conditional Grants – Canada	266,466	326,696	322,961	56,495
Total - Grants from Canada	3,224,730	3,284,960	3,311,056	86,326
Subtotal	8,961,231	9,047,948	9,136,445	175,214
Inter-account Transactions	(14,928)	(14,928)	(14,786)	142
Ordinary Account Revenue	8,946,303	9,033,020	9,121,659	175,356

APPENDIX B

ORDINARY ACCOUNT EXPENSE
Thousands
$

		2018–2019	2018–2019	Variance
	2018–2019	1st Quarter	2nd Quarter	from
	Budget	Projection	Projection	Budget	%
DEPARTMENT
Agriculture, Aquaculture and Fisheries	37,196	38,696	38,596	1,400	0
Education and Early Childhood Development	1,258,007	1,253,007	1,258,007	-	-
Energy and Resource Development	101,820	102,820	103,220	1,400	0
Environment and Local Government	142,035	142,505	142,670	635	0
Executive Council Office	12,546	12,521	12,521	(25)	(0)
Finance	10,797	10,797	10,797	-	-
General Government	792,547	777,055	786,037	(6,510)	(0)
Health	2,753,351	2,753,351	2,753,351	-	-
Justice and Public Safety	231,885	283,749	299,111	67,226	0
Legislative Assembly	30,717	30,717	30,717	-	-
Office of the Attorney General	20,256	20,256	20,256	-	-
Office of the Premier	1,598	1,598	1,598	-	-
Opportunities New Brunswick	47,186	45,492	46,986	(200)	(0)
Other Agencies	386,108	390,997	389,112	3,004	0
Post-Secondary Education, Training and Labour	644,758	649,006	651,908	7,150	0
Regional Development Corporation	70,148	70,148	70,148	-	-
Service of the Public Debt.	675,000	665,000	665,000	(10,000)	(0)
Social Development	1,194,547	1,231,147	1,231,147	36,600	0
Tourism, Heritage and Culture	62,633	62,693	62,693	60	0
Transportation and Infrastructure	307,404	307,404	307,404	-	-
Treasury Board	16,342	16,267	15,848	(494)	(0)

Subtotal.	8,796,881	8,865,226	8,897,127	100,246	0

Investment in Tangible Capital Assets	(7,195)	(8,083)	(12,881)	(5,686)	1
Inter-account Transactions	(16,328)	(16,328)	(16,986)	(658)	0

Ordinary Account Expense	8,773,358	8,840,815	8,867,260	93,902	0

APPENDIX C

CAPITAL EXPENDITURES
Thousands
$

		2018–2019	2018–2019	Variance
	2018–2019	1st Quarter	2nd Quarter	from
	Budget	Projection	Projection	Budget
Provincial Source Capital Investments
Agriculture, Aquaculture and Fisheries	2,300	2,300	2,300	-
Education and Early Childhood Development	103,303	91,411	87,313	(15,990)
Energy and Resource Development	4,220	3,020	3,070	(1,150)
Environment and Local Government	1,000	1,000	1,300	300
Health	96,892	108,606	132,136	35,244
Justice and Public Safety	3,215	3,215	1,030	(2,185)
Legislative Assembly	50	50	50	-
Post-Secondary Education, Training and Labour	6,251	6,251	6,269	18
Regional Development Corporation	77,455	81,486	75,580	(1,875)
Social Development	12,000	12,000	12,000	-
Tourism, Heritage and Culture	12,590	15,530	14,412	1,822
Transportation and Infrastructure	448,870	451,787	446,212	(2,658)
Subtotal - Provincial Source Capital Investments	768,146	776,656	781,672	13,526

Other Source Capital Investments
Transportation and Infrastructure	41,690	37,405	28,274	(13,416)
Other Departments	5,464	6,022	6,022	558
Subtotal - Other Source Capital Investments	47,154	43,427	34,296	(12,858)

Total - Capital Expenditures	815,300	820,083	815,968	668

Investments in Tangible Capital Assets	(661,798)	(672,116)	(676,205)	(14,407)

Capital Account Expense	153,502	147,967	139,763	(13,739)